Exhibit 3.2

CERTIFICATE OF ELIMINATION

OF

R. R. DONNELLEY & SONS COMPANY

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R. R. DONNELLEY & SONS COMPANY, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Company”),

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of the Company on October 26, 2006, resolutions were duly adopted setting forth the proposed elimination of the Company’s Series A Junior Participating Preferred Stock (the “Preferred Stock”), as set forth herein:

RESOLVED that no shares of the Series A Junior Participating Preferred Stock (the “Preferred Stock”) authorized pursuant to the Certificate of Designation, Preferences and Rights of the Preferred Stock filed on August 8, 1996, are outstanding and none will be issued;

FURTHER RESOLVED, that a Certificate of Elimination be executed, which shall have the effect when filed in Delaware, of eliminating from the Restated Certificate of Incorporation all reference to the Preferred Stock; and

FURTHER RESOLVED, that the proper authorized officers of the Company be, and each of them hereby is, authorized, directed and empowered to execute all such documents deemed necessary to administer the foregoing resolutions, and take such other actions as necessary with respect to the elimination of the Preferred Stock.

SECOND: That the Certificate of Designation with respect to the Preferred Stock was filed in the office of the Secretary of State of Delaware on August 8, 1996. None of the authorized shares of the Preferred Stock are outstanding and none will be issued.

THIRD: That in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Restated Certificate of Incorporation is hereby amended to eliminate all reference to the Preferred Stock.

IN WITNESS WHEREOF, the Company has caused this certificate to be signed by Jennifer B. Reiners, its Assistant Secretary, this 8th day of November, 2006.

/S/ JENNIFER REINERS
Assistant Secretary